Mail Stop 4561
		July 18, 2005


By U.S. Mail and facsimile to (706) 276 8010

Darren M. Cantlay
Chief Financial Officer
Appalachian Bancshares, Inc.
829 Industrial Boulevard
Ellijay, Georgia  30540

Re:	Appalachian Bancshares, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	Filed:  March 29, 2005

      Form 10-Q for the quarter ended March 31, 2005
      File No.  001-15571

Dear Mr. Cantlay:

      We have reviewed your response letter dated July 1, 2005 and have the following additional comments.
Form 10-K for the fiscal year ended December 31, 2004

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies - Loans, page
41
1. We note your supplemental response to our prior comment 1. Please tell us why you do not include origination fees as part of the recorded investment in loans held for sale consistent with the FDIC
Call report instruction Item 1(a) of Schedule RI.
2. Please tell us and in future filings disclose your policy for deferring and recognizing origination fees and costs related to your loans held for sale. Tell us the amount of direct loan origination costs related to loans held for sale recognized during each period presented and how these were reported in your statements of income.
Refer to paragraph 27(c) of SFAS 91.

3. Tell us the gross amount of held for sale loans originated and sold for each period presented and the related net gains / losses. In future filings disclose your accounting policies related to loans held for sale.

4. We note your disclosure on page 2 that a source of the Bank`s funds and income are the fees paid by other lenders or institutions for servicing loans sold by the Bank. Please tell us and in future filings disclose the following:

* Your accounting policy for recognizing, measuring, and amortizing servicing assets or liabilities;
* The gross and net amount of servicing assets/liabilities as of each period end;
* The amount of amortization and impairment expense related to servicing assets/liabilities for each period presented;
* The amount of servicing income recognized during each period presented; and
* The total amount of loans serviced for others as of each period end presented

Refer to paragraphs 13 and 17(e) of SFAS 140.

        Please respond to these comments within 10 business days
or
tell us when you will provide us with a response.    Please file
your
response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Matthew Komar, Staff Accountant at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.

	Sincerely,



      Joyce Sweeney
							Accounting Branch Chief


Darren M. Cantlay, Chief Financial Officer
Appalachian Bancshares, Inc.
July 18, 2005
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